Exhibit 99.1

HAFNIA LIMITED: Hafnia Limited enters into Shareholder Rights Agreement with BW Group Limited

Singapore, 12 July 2024

Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) has on 11 July 2024 entered into a shareholder rights agreement (the “Shareholder Rights Agreement”) with its major shareholder BW Group Limited (“BW Group”). As at 11 July 2024, BW Group owns 220,106,112 common shares in the Company (the “Investor Shares”) which is equal to approximately 42.94 % of the Company’s issued common shares.

Pursuant to the terms of the Shareholder Rights Agreement, BW Group has been granted certain corporate governance rights as described below (the “Corporate Governance Rights”) and BW Group and affiliates of BW Group (the “Investors”) have been granted certain registration rights (the “Registration Rights”) and have undertaken certain obligations.

BW Group’s Corporate Governance Rights entail a right to designate a certain number of designees to be nominated by the Company’s nomination committee for election as a director of the Company. The number of designees that BW Group may designate is determined by the Investors’ beneficial ownership percentage of the Company’s common shares.

The Investors’ Registration Rights include, but are not limited to, the right to demand that the Company use commercially reasonable efforts to prepare, file and have declared effective a registration statement for the resale of the Investors’ Shares, including the right to request the Company to file and maintain the effectiveness of a shelf registration statement. The Shareholder Rights Agreement also provides the Investors with piggy-back registration rights in the event that the Company files a registration statement in connection with a U.S. public offering of common shares.   The demand and piggy-back registration rights are subject to certain minimum offering requirements and customary terms and conditions.

The foregoing is a summary of certain key terms of the Shareholder Rights Agreement and is qualified in its entirety by reference to the full text of the Shareholder Rights Agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

* * *

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.